UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

24 May 2016

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Diageo plc announces its intention to de-list certain debt securities from the New York Stock Exchange and re-list on London Stock Exchange

Diageo plc today announces its intention to voluntarily de-list certain debt securities issued by Diageo Capital plc from the New York Stock Exchange (“NYSE”) and list them on the London Stock Exchange. This move will not impact the liquidity of the securities, but will provide cost and administrative efficiencies. Diageo remains committed to its U.S. debt investors and intends to maintain an SEC-registered debt shelf program in the United States. In anticipation of the de-listing of such securities from the NYSE, the relevant debt securities are expected to be listed on the regulated market of the London Stock Exchange with effect from May 27, 2016.

The debt securities that will be de-listed are as follows:

•	$600,000,000 5.500% notes due 2016 (CUSIP 25243Y AJ8)

•	$1,000,000,000 1.500% notes due 2017 (CUSIP 25243Y AR0)

•	$1,250,000,000 5.750% notes due 2017 (CUSIP 25243Y AM1)

•	$650,000,000 1.125% notes due 2018 (CUSIP 25243Y AT6)

•	$200,000,000 4.850% notes due 2018 (CUSIP 25243E AF0)

•	$696,000,000 4.828% notes due 2020 (CUSIP 25243Y AP4)

•	$1,350,000,000 2.625% notes due 2023 (CUSIP 25243Y AU3)

•	$600,000,000 5.875% notes due 2036 (CUSIP 25243Y AH2)

•	$500,000,000 3.875% notes due 2043 (CUSIP 25243Y AV1)

The move of these securities will not affect their terms and conditions.

Diageo Capital plc currently intends to file with the U.S. Securities and Exchange Commission (the “SEC”), on or about June 3, 2016, an application on Form 25 to notify the SEC of the withdrawal of the relevant series of debt securities from the NYSE. The de-listing will be effective 10 calendar days after the filing of the Form 25. Diageo Capital plc has not arranged for the listing of the debt securities on another U.S. securities exchange or for the quotation of the debt securities in a quotation medium in the United States.

The American depositary receipts of Diageo plc, each representing four ordinary shares of Diageo plc, will remain listed on the NYSE following the de-listing of the debt securities. Diageo plc will therefore remain subject to reporting obligations under the US securities laws following de-listing of the debt securities.

Diageo reserves the right, for any reason, to delay this move, to withdraw it prior to effectiveness, and to otherwise change its plans in this regard.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 24 May 2016	By:	/S/ John Nicholls
		Name:	John Nicholls
		Title:	Deputy Company Secretary